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                                                     Morgan, Lewis & Bockius LLP
                                                               Counselors at Law

1701 Market Street
Philadelphia, PA 19103-2921
215-963-5000
Fax: 215-963-5001

Justin W. Chairman
215-963-5061
jchairman@morganlewis.com

February 14, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Karen J. Garnett, Esquire, Division of Corporation Finance

Re:   Liberty Property Trust
      Liberty Property Limited Partnership
      Registration Statement on Form S-3 -- File No. 333-120692

Dear Ms. Garnett:

As per my conversations with David Roberts of the Staff, this letter is being submitted together with Amendment No. 2 to the above-referenced registration statement (the "Registration Statement"). It is our understanding that all of the Staff's comments related to such registration statement have been resolved, and that the Staff will entertain the attached acceleration request submitted by Liberty Property Trust.

Please do not hesitate to contact the undersigned at 215-963-5061 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Justin W. Chairman

cc:  James J. Bowes, Esquire